Exhibit (a)(1)(A)
HASTINGS ENTERTAINMENT, INC.
June 15, 2009
OFFER TO EXCHANGE
CERTAIN STOCK OPTIONS FOR
RESTRICTED STOCK UNITS
This offer to exchange and your withdrawal rights will expire at
5:00 p.m., Central Daylight Savings Time, on July 10, 2009, unless extended.
          Hastings Entertainment, Inc., a Texas corporation (“us,” “we,” “Hastings” or the “Company”), by this Offer to Exchange Certain Stock Options for Restricted Stock Units (the “Exchange Offer”), is offering to our eligible employees the opportunity to voluntarily exchange eligible stock options for a lesser amount of restricted stock units.
          You are an “eligible employee” if you are:
•	An employee who holds eligible stock options;

•	Employed by Hastings on the date the Exchange Offer commences and if you remain employed through the date the Exchange Offer expires; and

•	Eligible to participate in the Hastings Entertainment, Inc. 2006 Incentive Stock Plan, as amended (the “2006 Plan”).
          If the exercise prices of your Company stock options are $5.00 per share or greater, then they are “eligible stock options” that you may elect to exchange in the Exchange Offer. For purposes of the Exchange Offer, the term “stock option” generally refers to an option to purchase one share of our common stock.
          If you are an eligible employee and choose to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered eligible stock options, you will receive restricted stock units subject to the following terms and conditions:
•	You will receive a lesser amount of restricted stock units than the amount of eligible stock options you surrender. Under the Exchange Offer, one restricted stock unit will be issued to an eligible employee for each three eligible stock options surrendered by such employee.

•	Each restricted stock unit granted will have a value equal to the average of the opening and closing market prices of our common stock on the NASDAQ National Market on the date that the replacement restricted stock unit is granted.

•	The restricted stock units will be subject to a two-year vesting period, even if all or a portion of the surrendered eligible stock options are already vested. Under this vesting schedule, 50% of the restricted stock units will vest upon the 12-month anniversary of the restricted stock unit grant date and the remaining 50% of the restricted stock units will vest upon the 24-month anniversary of the restricted stock unit grant date so long as you remain employed during each of those periods.

•	The restricted stock units will be subject to the terms and conditions of the 2006 Plan.
          Participation in the Exchange Offer is completely voluntary. Eligible employees will be permitted to exchange eligible stock options for restricted stock units, subject to the terms set forth below. Eligible stock options properly surrendered in the Exchange Offer and accepted by us for exchange will be cancelled and the restricted stock units will be granted as of the business day following the expiration date of the Exchange Offer. If you choose not to participate in the Exchange Offer, you will continue to hold your eligible stock options on the same terms and conditions and pursuant to the option plans under which they were originally granted.
          See the section entitled Risk Factors for a discussion of risks and uncertainties that you should consider before surrendering your eligible stock options for exchange in the Exchange Offer.

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          Shares of Hastings common stock are listed on the NASDAQ National Market under the symbol “HAST”. On June 1, 2009, the closing price of Hastings common stock on the NASDAQ National Market was $3.98 per share. The current market price of our common stock, however, is not necessarily indicative of future stock prices, and we cannot predict what the closing price of our common stock will be on the date the restricted stock units are granted. We recommend that you obtain current market quotations for our common stock before deciding whether to participate in the Exchange Offer.
          We are making the Exchange Offer upon the terms and conditions described in this Offer to Exchange document and in the related documents referred to in this document. The Exchange Offer is not conditioned on a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating.
          If you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you must notify Hastings of your election to exchange such stock options before the Exchange Offer expires. You may notify Hastings of your election by completing and returning the election form included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You should consider the delivery time applicable to your method of submission and allow sufficient time to ensure that Hastings receives your election form by the deadline.
          If you have questions about the Exchange Offer or have requests for assistance (including requests for additional copies of this Offer to Exchange document, the election form, the notice of withdrawal or other documents relating to the Exchange Offer), please contact Stephanie Coggins, Manager of Outside Reporting, at 3601 Plains Boulevard, Amarillo, Texas 79102 or via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.
IMPORTANT
          Although our Board of Directors has approved the Exchange Offer, consummation of the Exchange Offer is subject to, and conditioned on, the conditions described in The Exchange Offer — Section 6, Conditions of the Exchange Offer. Neither we nor our Board of Directors will make any recommendation as to whether you should exchange, or refrain from exchanging, all or none of your eligible stock options for restricted stock units in the Exchange Offer. You must make your own decision on whether to surrender your eligible stock options for exchange after taking into account your own personal circumstances or preferences. You are encouraged to consult your personal outside advisor(s) as you deem appropriate if you have questions about your financial or tax situation as it relates to the Exchange Offer.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
          WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE STOCK OPTIONS IN THE EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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SUMMARY TERM SHEET — QUESTIONS AND ANSWERS
          The following questions and answers were prepared to address common questions that you may have about the Exchange Offer. We encourage you to carefully read the rest of this Offer to Exchange document and the other related documents referred to in this document. Where appropriate, we have included references to the relevant numbered sections of The Exchange Offer portion of this Offer to Exchange document and to other portions of the document where you can find a more complete description of the topics in this summary.
Index to Questions and Answers

No.	Question	Page
Q1	Why is Hastings making the Exchange Offer?	1
Q2	Who is eligible to participate in the Exchange Offer?	2
Q3	Which stock options are eligible for exchange in the Exchange Offer?	2
Q4	What are the conditions of the Exchange Offer?	2
Q5	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my restricted stock units?	2
Q6	When will the restricted stock units vest?	2
Q7	What if I elect to participate in the Exchange Offer and then leave Hastings before the date the restricted stock units are granted?	3
Q8	What if I elect to participate in the Exchange Offer and then leave Hastings after the restricted stock units are granted?	3
Q9	If I elect to participate and my surrendered stock options are accepted, how many restricted stock units will I receive in exchange?	3
Q10	Can I exchange a portion of my eligible stock options?	3
Q11	Why isn’t the exchange ratio simply one-for-one?	3
Q12	Must I participate in the Exchange Offer?	4
Q13	How should I decide whether to exchange my eligible stock options for restricted stock units?	4
Q14	Why can’t Hastings just grant eligible employees additional stock options?	4
Q15	Can I exchange stock options that I have already fully exercised?	4
Q16	Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?	4
Q17	What if I am on an authorized leave of absence?	4
Q18	Will I owe taxes if I participate in the Exchange Offer?	4
Q19	What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?	5
Q20	If I surrender eligible stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible stock options?	5
Q21	How long do I have to decide whether to participate in the Exchange Offer?	5
Q22	How do I participate in the Exchange Offer?	5
Q23	When and how can I withdraw previously surrendered eligible stock options?	6
Q24	How will I know if my election form or my notice of withdrawal has been received?	6
Q25	What will happen if I do not submit my election form by the deadline?	6
Q26	What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of this Offer to Exchange document or any documents attached or referred to in this document?	6

Q1	Why is Hastings making the Exchange Offer?
          We believe that an effective and competitive employee incentive program is imperative for the success of our business. We rely on our experienced and productive employees and their efforts to help us achieve our business objectives. At Hastings, stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.
          Due to the significant decline of our stock price since mid-2008, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, the closing price of our common stock on the NASDAQ National Market on June 1, 2009 was $3.98, whereas the weighted average exercise price of all outstanding options held by our employees was $4.93. As of June 1, 2009, outstanding stock options covering approximately 418,971 shares held by our employees were “underwater” (meaning the exercise prices of the stock options were greater than our then-current stock price). Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing stock options as having little or no value due to the significant excess of the exercise prices over the current market price of our common stock. As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that we believe are necessary to motivate and retain our employees.
          See Section 2, Purpose of the Exchange Offer, for more information.

Q2	Who is eligible to participate in the Exchange Offer?
          The exchange program will be open to all eligible Hastings employees who hold eligible options. To be eligible, an individual must be eligible to participate in the 2006 Plan and must be employed by Hastings on the date the Exchange Offer commences and must remain employed through the date that the Exchange Offer expires. The Exchange Offer will not be open to non-executive members of our Board of Directors.
          See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q3	Which stock options are eligible for exchange in the Exchange Offer?
          To be eligible for exchange in the Exchange Offer, a stock option must have an exercise price of $5.00 or greater.
          See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q4	What are the conditions of the Exchange Offer?
          The Exchange Offer is subject to a number of conditions with regard to events that could occur prior to the expiration of the Exchange Offer and which are more fully described in Section 6, Conditions of the Exchange Offer. The Exchange Offer is not conditioned upon a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating. If any of the events described in Section 6 occur, we may terminate, extend or amend the Exchange Offer at any time prior to the expiration of the Exchange Offer.

Q5	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my restricted stock units?
          We expect to cancel all properly surrendered eligible stock options and grant the restricted stock units on the next business day after the expiration of the Exchange Offer. The scheduled expiration date of the Exchange Offer is Friday, July 10, 2009, and we expect to accept all properly surrendered eligible stock options on that day. We expect that the surrendered stock option cancellation date and the restricted stock unit grant date will be Monday, July 13, 2009. If the expiration date of the Exchange Offer is extended, then the cancellation date and the restricted stock unit grant date will be similarly extended. New restricted stock unit agreements governing the terms of the restricted stock units will be delivered to you as soon as reasonably practicable following the restricted stock unit grant date.
          See Section 3, Procedures for Surrendering Eligible Stock Options, for more information.

Q6	When will the restricted stock units vest?
          Should you elect to participate in the Exchange Offer, your surrendered eligible stock options will be exchanged for restricted stock units that will be subject to a new two-year vesting schedule. All restricted stock units granted in the Exchange Offer will vest in two equal annual installments, beginning 12 months after the restricted stock unit grant date, so long as you remain employed during the vesting period. Below is an example that assumes the Exchange Offer expires on July 10, 2009 and the restricted stock unit grant date is July 13, 2009:

		Original Vesting	First Vesting	Final Vesting
Original Grant	Current Vested	Date of Eligible	Date of New	Date of New
Date of Eligible	Percent (as of	Stock Options	Restricted Stock Units	Restricted Stock Units
Stock Options	June 1, 2009)	(100% Vested)	(50% Vested)	(100% Vested)
Nov. 16, 2004	100%	Oct. 1, 2008	July 13, 2010	July 13, 2011
Nov. 16, 2005	75%	Oct. 1, 2009	July 13, 2010	July 13, 2011
Nov. 20, 2006	50%	Nov. 20, 2010	July 13, 2010	July 13, 2011
Nov. 19, 2007	25%	Nov. 19, 2011	July 13, 2010	July 13, 2011

Q7	What if I elect to participate in the Exchange Offer and then leave Hastings before the date the Exchange Offer expires?
          If you elect to participate in the Exchange Offer and your employment terminates for any reason before the date that the Exchange Offer expires, your exchange election will be cancelled and you will not receive restricted stock units. If this occurs, no changes will be made to the terms of your current stock options, and these stock options will be treated as if you had declined to participate in the Exchange Offer. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your existing stock options.
          Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of Hastings or of its subsidiary. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the restricted stock unit grant date or thereafter.

Q8	What if I elect to participate in the Exchange Offer and then leave Hastings after the restricted stock units are granted?
          If you elect to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered eligible stock options, your restricted stock units will be granted on the restricted stock unit grant date. If your employment terminates for any reason after the restricted stock unit grant date, the terms and conditions of any restricted stock units granted in the Exchange Offer will apply, including the vesting terms.

Q9	If I elect to participate and my surrendered eligible stock options are accepted, how many restricted stock units will I receive in exchange?
          You will receive one restricted stock unit in exchange for every three eligible stock options that you surrender and the Company accepts.

Q10	Can I exchange a portion of my eligible stock options?
          No. Eligible employees will be permitted to exchange all, but not less than all, of their eligible stock options for restricted stock units. No partial exchanges of eligible stock options will be permitted. If you attempt to exchange a portion but not all of your eligible stock options, your election form will be rejected.
          For example, if you have 100 eligible stock options, you can elect to exchange all or none of the 100 stock options. However, you cannot elect to exchange only a portion of the 100 eligible stock options.

Q11	Why isn’t the exchange ratio simply one-for-one?
          We believe the exchange ratio must balance the interests of both our employees and our shareholders, and as a result, we have designed it to be “value for value.” This means that, in the aggregate, the fair value of a stock option being exchanged is approximately equal to 1/3 of the fair value of a restricted stock unit being granted.

Q12	Am I required to participate in the Exchange Offer?
          No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including eligible stock options under the Exchange Offer, and you will not receive restricted stock units in the Exchange Offer. No changes will be made to the terms of your current stock options if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q13	How should I decide whether to exchange my eligible stock options for restricted stock units?
          Hastings is providing as much information as possible to assist you in making your own informed decision. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from Hastings is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
          Please also review the section entitled Risk Factors for a discussion of the risks of participating in the Exchange Offer.

Q14	Why can’t Hastings just grant eligible employees additional stock options?
          We designed the Exchange Offer to avoid the potential dilution in ownership to our shareholders that would result if we granted employees additional stock options to supplement their underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called “overhang”), which we do not believe would be in the best interests of our shareholders. In addition, issuing additional stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price.

Q15	Can I exchange stock options that I have already fully exercised?
          No. The Exchange Offer only applies to outstanding Hastings stock options that are eligible under the Exchange Offer. You will not be able to exchange shares of Hastings stock that you own outright.

Q16	Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?
          Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (i.e., unexercised) portion of the eligible stock option grant can be exchanged in the Exchange Offer.

Q17	What if I am on an authorized leave of absence?
          Any eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you surrender your eligible stock options and you are on an authorized leave of absence on the restricted stock unit grant date, you will be entitled to receive restricted stock units on the restricted stock unit grant date as long as all other eligibility requirements are still met.

Q18	Will I owe taxes if I participate in the Exchange Offer?
          Although it is not completely clear, if you participate in the Exchange Offer and are a United States taxpayer, we believe that you generally should not be required under current United States law to recognize income for United States federal income tax purposes at the time of the exchange or the restricted stock unit grant date. However, you normally will have taxable income when the shares underlying your restricted stock units are issued to you, at which point we typically also will have a tax withholding obligation. We will satisfy tax withholding obligations, if applicable, in the manner specified in your restricted stock unit agreement. You also may have taxable capital gain when you sell the shares underlying the restricted stock unit. Note that the tax treatment of restricted stock units differs significantly from the tax treatment of your options and, as a result of participating in the Exchange Offer, your tax liability could be higher than if you had kept your eligible stock options. Please see

Section 13 for a summary of the general tax consequences associated with your eligible stock options and restricted stock units.
          See Section 13, Material U.S. Federal Income Tax Consequences, for more information.

Q19	What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?
          The Exchange Offer will have no effect on eligible stock options that you choose not to surrender or on stock options that are not eligible for exchange. No changes will be made to the terms and conditions of your outstanding stock options that are not exchanged.

Q20	If I surrender eligible stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible stock options?
          Yes. As set forth in Section 5, Acceptance of Eligible Stock Options; Restricted Stock Units, after the expiration of the Exchange Offer, any stock options you surrender in exchange for restricted stock units that we accept for exchange will be cancelled, and you will no longer have any rights under those surrendered eligible stock options.

Q21	How long do I have to decide whether to participate in the Exchange Offer?
          The Exchange Offer expires at 5:00 p.m., Central Daylight Savings Time, on July 10, 2009. No exceptions will be made to the deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Exchange Offer at any time. If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 6:00 a.m., Central Daylight Savings Time, on the next business day after the last previously scheduled or announced expiration date. If the expiration date of the Exchange Offer is extended, then the cancellation date and the restricted stock unit grant date will be similarly extended.
          See Section 14, Extension of the Exchange Offer; Termination; Amendment, for more information.

Q22	How do I participate in the Exchange Offer?
          If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you must notify Hastings of your election to exchange such stock options before the Exchange Offer expires. You may notify Hastings of your election only by completing and signing the paper election form included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on your chosen method of submission to ensure that Hastings receives your election form by the deadline.
          You do not need to return your stock option agreement(s) relating to any surrendered eligible stock options, as they will be cancelled automatically if we accept your eligible stock options for exchange.
          Your eligible stock options will not be considered surrendered until Hastings receives your properly submitted election form. Your properly submitted election form must be received before 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). If you miss the deadline or submit an election form that is not properly completed and signed as of the deadline, you will not be permitted to participate in the Exchange Offer. You are responsible for making sure that the election form is properly completed, signed and received by Hastings by the deadline.
          We reserve the right to reject any or all surrenders of eligible stock options that we determine are not in appropriate form or that we determine would be unlawful to accept. Subject to our rights to extend, terminate and amend the Exchange Offer, we expect to accept all properly surrendered eligible stock options on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended).

          See Section 3, Procedures for Surrendering Eligible Stock Options, for more information.

Q23	When and how can I withdraw previously surrendered eligible stock options?
          If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered eligible stock options by notifying Hastings of your election to withdraw such options before the Exchange Offer expires. You may notify Hastings of your withdrawal election by completing and signing the notice of withdrawal included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on your chosen method of submission to ensure that Hastings receives your withdrawal election by the deadline.
          Once you have withdrawn eligible stock options, you may again surrender such options only by following the procedures for properly surrendering eligible stock options as discussed in Question 22.
          If you miss the deadline for notifying Hastings of your withdrawal election but remain an eligible employee, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer.
          See Section 4, Withdrawal Rights, for more information.

Q24	How will I know if my election form or my notice of withdrawal has been received?
          Hastings will send an email confirmation promptly upon its receipt of your election form or notice of withdrawal. This confirmation email will be sent to the email address indicated on the relevant election form or notice of withdrawal. However, it is your responsibility to ensure that Hastings receives your election form or notice of withdrawal, as applicable, prior to the expiration of the Exchange Offer. In addition, Hastings is not responsible for any failure or delay in your receipt of such a confirmation email that is not caused by the actions of Hastings or its employees (e.g., any technical problems with your Internet Service Provider or email service).

Q25	What will happen if I do not submit my election form by the deadline?
          If Hastings does not receive your election to surrender eligible stock options for exchange before the Exchange Offer expires, then all of your eligible stock options will remain outstanding at their original exercise price and subject to their original terms. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q26	What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of this Offer to Exchange document or any documents attached or referred to in this document?
          If you have questions regarding the Exchange Offer or have requests for assistance (including requests for additional or paper copies of this Offer to Exchange document, the election form, the notice of withdrawal or other documents relating to the Exchange Offer), please contact Stephanie Coggins, Manager of Outside Reporting, at 3601 Plains Boulevard, Amarillo, Texas 79102 or via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.

RISK FACTORS
Participating in the Exchange Offer involves a number of risks and uncertainties, including those described below. You should carefully consider these risks and uncertainties, and you are encouraged to consult your tax, financial and legal advisors before deciding to participate in the Exchange Offer.
Risks Related to the Exchange Offer
          If you exchange eligible stock options for restricted stock units in the Exchange Offer and your employment with us terminates before the restricted stock units fully vest, you will forfeit any unvested portion of your restricted stock units.
          If you elect to participate in the Exchange Offer, the restricted stock units will have a new two-year vesting schedule, such that 50% of the restricted stock units will vest upon the 12-month anniversary of the restricted stock unit grant date (expected to be the next business day after the expiration of the Exchange Offer), and the remaining 50% of the restricted stock units will vest upon the 24-month anniversary of the restricted stock unit grant date, so long as you remain employed during each of those periods. Generally, if your employment with us terminates, your restricted stock units will cease vesting, and any unvested portion of your restricted stock units will be cancelled as of your separation date. Accordingly, if you exchange eligible stock options for restricted stock units in the Exchange Offer and your employment with us terminates before the restricted stock units fully vest, you will forfeit any unvested portion of your restricted stock units even if the eligible stock options surrendered in the Exchange Offer were fully vested at the time of the exchange.
          Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of Hastings or its subsidiary. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the restricted stock unit grant date or thereafter.
          We have designed the Exchange Offer to provide for an exchange ratio of one restricted stock unit for every three eligible stock options surrendered. The exchange ratio was established based on a review of the original exercise prices of eligible options and the current fair value of the options (calculated using the Black Scholes model). As a result, you will be issued a lesser amount of restricted stock units than the eligible stock options you surrender for exchange.
          Because you will receive a lesser amount of restricted stock units in the Exchange Offer than the eligible stock options you surrender for exchange, it is possible that, at some point in the future, your surrendered eligible stock options would have been economically more valuable than the restricted stock units granted in the Exchange Offer. For example, assume, for illustrative purposes only, that you surrender 300 eligible stock options with an exercise price of $6.00 per share, that you receive a grant of 100 restricted stock units, and two years after the restricted stock unit grant date the price of our common stock had increased to $10.00 per share. Under this example, if you had kept your surrendered eligible stock options and sold all 300 of the underlying shares at $10.00 per share, you would have realized a pre-tax gain of $1,200 (i.e., 300 options multiplied by the $4 difference between the $10 market price and the $6 exercise price), but if you exchanged your eligible stock options and sold the 100 shares underlying the restricted stock units, you would only realize a pre-tax gain of $1,000 (i.e., 100 shares of common stock received upon vesting of the restricted stock units multiplied by the $10 market price).
          If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be tax, social insurance or other consequences that may apply to you. You are encouraged to consult your own tax advisors to discuss these consequences.
Risks Related to Our Business and Common Stock
          You should carefully review the risk factors contained in our periodic and other reports filed with the Securities and Exchange Commission (“SEC”), including those in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 and also the information provided in this Offer to Exchange document and the other materials that we have filed with the SEC, before making a decision on whether to surrender your eligible stock options for exchange. You may access these filings electronically at the SEC’s website at http://www.sec.gov or on our Investor Relations website at http://www.goHastings.com. In addition, upon request we will provide you with a copy of any or all of the documents to which we have referred you (without charge to you). See Section 16, Additional Information, for more information regarding reports we filed with the SEC and how to obtain copies of or otherwise review these reports.

THE EXCHANGE OFFER
June 15, 2009
Section 1. Eligible Stock Options; Eligible Employees; Expiration Date
          Upon the terms and subject to the conditions of the Exchange Offer, we are making an offer to eligible employees to exchange all, but not less than all, of their eligible stock options that are properly surrendered in accordance with Section 3, Procedures for Surrendering Eligible Stock Options, and not validly withdrawn pursuant to Section 4, Withdrawal Rights, before the expiration of the Exchange Offer for restricted stock units.
          “Eligible stock options” are those stock options with an exercise price of $5.00 or greater. As of June 1, 2009, there were outstanding eligible stock options to purchase 418,971 shares of our common stock. The foregoing exercise price per share threshold will be proportionately adjusted to reflect any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock occurring after the commencement date and before the expiration date of the Exchange Offer. References to dollars (“$”) are to United States dollars.
          You are an “eligible employee” if you are:
•	A Hastings employee who holds eligible stock options;

•	Employed by Hastings on the date the Exchange Offer commences and if you remain employed by Hastings through the date the restricted stock units are granted; and

•	Eligible to participate in the 2006 Plan.
          You will not be eligible to surrender eligible stock options or receive restricted stock units if you cease to be an eligible employee for any reason prior to the restricted stock unit grant date, including a termination of your employment by reason of retirement, disability or death. If you are on an authorized leave of absence and are otherwise an eligible employee, you will be eligible to surrender eligible stock options for exchange in the Exchange Offer. If you surrender your eligible stock options and they are accepted and cancelled in the Exchange Offer and you are on an authorized leave of absence on the restricted stock unit grant date, you will be entitled to receive restricted stock units on that date as long as you are otherwise eligible to participate in the 2006 Plan. Leave is considered “authorized” if it was approved in accordance with our policies.
          If you choose to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered eligible stock options, you will receive restricted stock units subject to the following terms and conditions:
•	You will receive a lesser amount of restricted stock units than the amount of eligible stock options you surrender. Under the Exchange Offer, one restricted stock unit will be issued to an eligible employee for each three eligible stock options surrendered by such employee.

•	Each restricted stock unit granted will have a value equal to the average of the opening and closing market price of our common stock on the NASDAQ National Market on the date that the replacement restricted stock unit is granted.

•	The restricted stock units will be subject to a two-year vesting period, even if all or a portion of the surrendered eligible stock options are already vested. Under this vesting schedule, 50% of the restricted stock units will vest upon the 12-month anniversary of the restricted stock unit grant date and the remaining 50% of the restricted stock units will vest upon the 24-month anniversary of the restricted stock unit grant date, so long as you remain employed during each of those periods.

•	The restricted stock units will be subject to the terms and conditions of the 2006 Plan.
          The terms and conditions of the 2006 Plan differ in some respects from the terms and conditions of other option plans under which eligible stock options may have been granted. If you are surrendering eligible stock options granted under an option plan other than the 2006 Plan, you should carefully read “Summary of the 2006 Plan” under Section 8, Source and Amount of Consideration; Terms of Restricted Stock Units, and compare it to the terms and conditions of your eligible stock options set forth in the stock option agreements and option plans under which they were granted. Because a restricted stock unit is a different type of award than an option, the terms and conditions of the restricted stock units granted under the Exchange Offer necessarily will be different from the exchanged eligible stock options.
          The Exchange Offer is scheduled to expire at 5:00 p.m., Central Daylight Savings Time, on July 10, 2009, unless extended, in our sole discretion. See Section 14, Extension of the Exchange Offer; Termination; Amendment, for a description of our rights to extend, terminate and amend the Exchange Offer.
          Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of Hastings or our subsidiary. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the restricted stock unit grant date or thereafter.
          WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE EXCHANGE OFFER, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. YOU SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS OFFER TO EXCHANGE DOCUMENT, AND YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX, FINANCIAL AND LEGAL ADVISORS AS YOU DEEM APPROPRIATE. YOU MUST MAKE YOUR OWN DECISION ON WHETHER TO SURRENDER YOUR ELIGIBLE STOCK OPTIONS FOR EXCHANGE.
Section 2. Purpose of the Exchange Offer
          We believe that an effective and competitive employee incentive program is imperative for the success of our business. We rely on our experienced and productive employees and their efforts to help us achieve our business objectives. At Hastings, stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.
          Due to the significant decline of our stock price since mid-2008, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, the closing price of our common stock on the NASDAQ National Market on June 1, 2009 was $3.98, whereas the weighted average exercise price of all outstanding options held by our employees was $4.93. As of June 1, 2009, approximately 51% of outstanding stock options held by our employees were underwater, meaning that the exercise prices of the stock options were greater than our then-current stock price. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing stock options as having little or no value due to the significant excess of the exercise prices over the current market price of our common stock. As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that we believe are necessary to motivate and retain our employees.
          We believe that the Exchange Offer is important for the Company because it will permit us to:
•	Provide renewed incentives to our employees who participate in the Exchange Offer. We believe the Exchange Offer will enable us to enhance long-term shareholder value by providing greater assurance that we will be able to retain experienced and productive employees, by improving the morale of our employees, and by aligning the interests of our employees more fully with the interests of our shareholders.

•	Meaningfully reduce the total number of shares subject to outstanding stock options relative to our outstanding shares of common stock, or “overhang,” by replacing the shares subject to eligible stock options with a lesser number of restricted stock units. Stock options with exercise prices significantly higher than our current stock price do not serve the interests of our shareholders, nor do they provide the benefits intended by our equity compensation program. The overhang represented by the restricted stock units granted pursuant to the Exchange Offer will reflect an appropriate balance between our goals for our equity compensation program and our interest in minimizing our overhang.

•	Recapture value from compensation costs that we already are incurring with respect to outstanding underwater stock options. We believe it is not an efficient use of our resources to recognize compensation expense on stock options that are not perceived by our employees as providing value. By replacing stock options that have little or no retention or incentive value with restricted stock units that will provide both retention and incentive value while not creating additional compensation expense (other than immaterial expense that might result from fluctuations in our stock price after the exchange ratio is set), we will be making efficient use of our resources.
Section 3. Procedures for Surrendering Eligible Stock Options
          If you are an eligible employee and you wish to surrender your eligible stock options for exchange in the Exchange Offer, you must notify Hastings of your election before the Exchange Offer expires at 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). If we extend the Exchange Offer beyond that time, you may surrender your eligible stock options for exchange at any time until the extended expiration date of the Exchange Offer.
          You will be permitted to exchange your eligible stock options for restricted stock units. If you elect to exchange your eligible stock options, you must exchange all, but not less than all, of the eligible stock options held by you. If you attempt to exchange a portion but not all of your outstanding eligible stock options, your election form will be rejected.
          Proper Surrender of Eligible Stock Options. If you are an eligible employee and you wish to surrender your eligible stock options for exchange in the Exchange Offer, you must notify Hastings of your election to exchange such stock options before the Exchange Offer expires. You may notify Hastings of your election only by completing and signing the election form included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on your chosen method of submission to ensure that Hastings receives your election form by the deadline.
          With respect to election form submissions, except as described in the following two sentences, the election form must be signed by the eligible employee who surrenders the eligible stock options exactly as the eligible employee’s name appears on the stock option agreement relating to the eligible stock options. If the eligible employee’s name has been legally changed since the stock option agreement was signed, proof of the legal name change must be submitted with the election form. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the election form. You do not need to return your stock option agreement(s) relating to any surrendered eligible stock options, as they will be cancelled automatically if we accept your eligible stock options for exchange.
          If you notify Hastings of your election to participate in the Exchange Offer by an election form, Hastings will send an email confirmation promptly upon its receipt of your election form. This confirmation email will be sent to the email address indicated on the relevant election form. However, it is your responsibility to ensure that Hastings receives your election form prior to the expiration of the Exchange Offer. In addition, Hastings is not responsible for any failure or delay in your receipt of such a confirmation email that is not caused by the actions of Hastings or its employees (e.g., any technical problems with your Internet Service Provider or email service). We filed a form of this confirmation email with the SEC as an exhibit to the Tender Offer Statement on Schedule TO of which this Offer to Exchange document is a part (“Schedule TO”).
          Your eligible stock options will not be considered surrendered until Hastings receives your properly submitted election form. Your properly submitted election form must be received before 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). If you miss the deadline or submit an election form that is not properly completed and signed as of the deadline, you will not be permitted to participate in the Exchange Offer. You are responsible for making sure that the election form is properly completed, signed and received by Hastings by the deadline.
          Determination of Validity; Rejection of Eligible Stock Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to form of documents and the validity, form, eligibility, time of receipt and acceptance of any surrendered eligible stock options. Neither Hastings nor any other person is obligated to give notice of any defects or irregularities in surrenders. No surrender of eligible stock options will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee surrendering stock options unless waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. This is a one-time offer, and we will strictly enforce the Exchange Offer period, subject only to any extension of the expiration date of the Exchange Offer that we may grant in our sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any surrender with respect to any particular eligible stock options or any particular eligible employee.
          Our Acceptance Constitutes an Agreement. Your surrender of eligible stock options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Exchange Offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 4, Withdrawal Rights, and our acceptance of your surrendered eligible stock options in accordance with Section 5, Acceptance of Eligible Stock Options; Restricted Stock Units. Our acceptance for exchange of eligible stock options surrendered by you pursuant to the Exchange Offer will constitute a binding agreement between Hastings and you upon the terms and subject to the conditions of the Exchange Offer.
          Subject to our rights to terminate and amend the Exchange Offer in accordance with Section 6, Conditions of the Exchange Offer, we expect to accept on the day the Exchange Offer expires all properly surrendered eligible stock options that have not been validly withdrawn, and we also expect to cancel all such eligible stock options and grant the restricted stock units on the next business day following the expiration date of the Exchange Offer. You will receive restricted stock unit agreements governing the terms of the restricted stock units granted to you, which will be delivered to you as soon as reasonably practicable following the restricted stock unit grant date. If the expiration date of the Exchange Offer is extended, then the cancellation date and the restricted stock unit grant date will be similarly extended.
Section 4. Withdrawal Rights
          If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered eligible stock options by notifying Hastings of your election to withdraw such stock options before the Exchange Offer expires. You may notify Hastings of your withdrawal election by completing and signing the notice of withdrawal included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on your chosen method of submission to ensure that Hastings receives your withdrawal election by the deadline.
          Please note that, just as you may not surrender only a portion of your eligible stock options, you may also not withdraw your election with respect to only a portion of your surrendered eligible stock options. If you elect to withdraw previously surrendered eligible stock options, you must withdraw with respect to all of the eligible stock options that you have surrendered.
          Except as described in the following two sentences, the notice of withdrawal must be signed by the eligible employee who surrendered the eligible stock options to be withdrawn exactly as such eligible employee’s name appears on the stock option agreement relating to the eligible stock options. If the eligible employee’s name has been legally changed since the stock option agreement was signed, proof of the legal name change must be submitted with the withdrawal election form. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the notice of withdrawal.
          If you notify Hastings of your election to withdraw previously surrendered eligible stock options by submitting a notice of withdrawal, Hastings will send an email confirmation promptly upon its receipt of your notice of withdrawal. This confirmation email will be sent to the email address indicated on your notice of withdrawal. However, it is your responsibility to ensure that Hastings receives your notice of withdrawal prior to the expiration of the Exchange Offer. In addition, Hastings is not responsible for any failure or delay in your receipt of such a confirmation email that is not caused by the actions of Hastings or its employees (e.g., any technical problems with your Internet Service Provider or email service). We filed a form of this confirmation with the SEC as an exhibit to the Schedule TO.
          Your surrendered eligible stock options will not be considered withdrawn until Hastings receives your properly submitted withdrawal election. If you miss the deadline for notifying Hastings of your withdrawal election but remain an eligible employee, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer. You are responsible for making sure that the election to withdraw is properly completed, signed and received by Hastings by the deadline.
          Once you have withdrawn eligible stock options, you may again surrender these stock options for exchange by following the procedures for properly surrendering eligible stock options as described in Section 3, Procedures for Surrendering Eligible Stock Options, prior to the deadline noted above.
          Neither Hastings nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal. No withdrawals will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee making the withdrawal election unless waived by us. We will determine all questions as to the form and validity, including time of receipt, of notices of withdrawal. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determinations of these matters will be final and binding.
Section 5. Acceptance of Eligible Stock Options; Restricted stock units
          Upon the terms and subject to the conditions of the Exchange Offer, we expect to accept for exchange all eligible stock options properly surrendered and not validly withdrawn by the expiration of the Exchange Offer, which is currently scheduled to expire at 5:00 p.m., Central Daylight Savings Time, on July 10, 2009. Once we have accepted and canceled your surrendered eligible stock options, you will no longer have any rights under the surrendered eligible stock options. We expect to cancel the surrendered eligible stock options and grant the restricted stock units on the next business day following the expiration date of the Exchange Offer. You will receive restricted stock unit agreement(s) governing the terms of the restricted stock units granted to you, which we will distribute promptly following the expiration date of the Exchange Offer. If the expiration date of the Exchange Offer is extended, then the cancellation date and restricted stock unit grant date will be similarly extended.
          If you have surrendered eligible stock options for exchange in the Exchange Offer and your employment with us terminates for any reason before the restricted stock unit grant date, you will no longer be eligible to participate in the Exchange Offer, and we will not accept your eligible stock options for exchange. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your existing stock options.
Section 6. Conditions of the Exchange Offer
          We will not accept any eligible stock options surrendered pursuant to the Exchange Offer, and we may terminate or amend the Exchange Offer or postpone our acceptance of any eligible stock options surrendered pursuant to the Exchange Offer, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after June 15, 2009, and before the expiration of the Exchange Offer, any of the following events have occurred, or have been reasonably determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission by us), the occurrence of such event or events makes it inadvisable for us to proceed with the Exchange Offer or with our acceptance of the eligible stock options surrendered pursuant to the Exchange Offer:
          (a) There shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Exchange Offer, the cancellation of surrendered eligible stock options and the grant of restricted stock units pursuant to the Exchange Offer, or otherwise relates in any manner to the Exchange Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Exchange Offer to us;

          (b) There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Exchange Offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:
•	make the cancellation of surrendered eligible stock options and the grant of restricted stock units in exchange therefor illegal or otherwise restrict or prohibit consummation of the Exchange Offer or otherwise relate in any manner to the Exchange Offer; or

•	materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Exchange Offer to us;
          (c) There shall have occurred:
•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	any significant change in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operating results, operations or prospects or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the Exchange Offer;

•	in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

•	any change in either the Dow Jones Industrial Average, the NASDAQ National Market or the Standard & Poor’s Index of 500 by an amount in excess of 10% measured during any time period after the close of business on June 15, 2009;
          (d) There shall have occurred any change in U.S. generally accepted accounting principles or the application or interpretation thereof that could or would require us for financial reporting purposes to record compensation expenses against our operating results in connection with the Exchange Offer that would be in excess of any compensation expenses that we would be required to record under U.S. generally accepted accounting principles in effect at the time we commence the Exchange Offer;
          (e) There shall have been proposed, announced or made by another person or entity a tender or exchange offer with respect to some or all of our outstanding common stock, or a merger or acquisition proposal for us, or it shall have been publicly disclosed, or we shall have learned that:
•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before June 15, 2009;

•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before June 15, 2009 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities;
          (f) There shall have occurred any change or changes in our business, condition (financial or other), assets, operating results, operations, prospects or stock ownership as a result of unforeseen significant events beyond our control that, in our reasonable judgment, are or may be material to us or otherwise make it inadvisable for us to proceed with the Exchange Offer; or
          (g) There shall have been enacted, enforced or deemed applicable to Hastings any rules, regulations or actions by any governmental authority, the NASDAQ National Market or any other regulatory or administrative authority of any national securities exchange that make it inadvisable for us to proceed with the Exchange Offer.
          The conditions of the Exchange Offer are for our benefit. We may assert the conditions in our discretion, regardless of the circumstances giving rise to them, at any time before the expiration of the Exchange Offer. We may waive them, in whole or in part, at any time and from time to time before the expiration of the Exchange Offer, in our discretion, whether or not we waive any other condition to the Exchange Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 may be challenged by an eligible employee only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding on all persons.
Section 7. Price Range of Our Common Stock
          The eligible stock options give eligible employees the right to acquire shares of our common stock. None of the eligible stock options are traded on any trading market.
          Our common stock is traded on the NASDAQ National Market under the symbol “HAST”. The following table shows the quarterly high and low closing sale prices per share of our common stock during the periods indicated.

	High	Low
Fiscal Year Ending January 31, 2010:
First Quarter	$3.84	$1.85

Fiscal Year Ended January 31, 2009:
Fourth Quarter	$5.19	$1.26
Third Quarter	$8.85	$3.22
Second Quarter	$8.91	$7.88
First Quarter	$9.18	$7.36

Fiscal Year Ended January 31, 2008:
Fourth Quarter	$10.00	$6.53
Third Quarter	$9.68	$6.00
Second Quarter	$7.80	$6.40
First Quarter	$7.53	$5.53
          As of April 1, 2009, the number of shareholders (of record and in street name) of our common stock was approximately 2,000, and the number of outstanding shares of our common stock was 9,729,134. On June 1, 2009, the closing price of our common stock as reported on the NASDAQ National Market was $3.98 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to surrender your eligible stock options in the Exchange Offer.
          The price of our common stock has been, and in the future may be, volatile and could appreciate or decline from the current market price. The trading price of our common stock has fluctuated in the past and is expected to continue to do so in the future as a result of a number of factors, both within our control and outside our control. In addition, the stock market has experienced extreme price and volume fluctuations, particularly in the current economic climate, that have affected the market prices of many companies and that have often been unrelated or disproportionate to the operating performance of those companies.
          Hastings has not paid any dividends on its common stock in the fiscal years ending on January 31, 2008, or January 31, 2009, and does not currently anticipate paying a cash dividend in the near future.

Section 8. Source and Amount of Consideration; Terms of Restricted Stock Units
          Consideration. Subject to the terms of the Exchange Offer, the restricted stock units granted in exchange for the eligible stock options will be issued under the 2006 Plan. As of June 1, 2009, there were outstanding eligible stock options to purchase an aggregate of 418,971 shares of our common stock with a weighted average exercise price of $7.01 per share. In the event that all eligible stock options held by eligible employees are surrendered under the Exchange Offer, 139,657 restricted stock units will be issued under the 2006 Plan in exchange for such eligible stock options. Because a restricted stock unit is a different type of award than an option, the terms and conditions of the restricted stock units granted under the Exchange Offer necessarily will be different from the exchanged eligible stock options. In particular, the number of shares and the vesting schedule of the restricted stock units will differ from the number of shares and the vesting schedule of the exchanged eligible stock options. Please see the discussion contained below in this Section 8 for more information on the terms and conditions of the restricted stock units.
          Under SFAS No. 123 (revised 2004) “Share-Based Payment,” the exchange of options under the Exchange Offer is treated as a modification of the existing eligible stock options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered eligible stock options and the incremental compensation cost of the replacement restricted stock units granted in the Exchange Offer, ratably over the vesting period of the replacement restricted stock units. The incremental compensation will be measured as the excess, if any, of the fair value of restricted stock units granted to employees in exchange for surrendered eligible stock options, measured as of the date the replacement restricted stock units are granted, over the fair value of the eligible stock options surrendered in exchange for the replacement restricted stock units, measured immediately prior to the cancellations. We do not expect to recognize material incremental compensation expense for financial reporting purposes as a result of the Exchange Offer. Compensation cost for restricted stock units forfeited due to employees not meeting the applicable service requirements will not be recognized.
          We will not issue any fractional restricted stock units in the Exchange Offer. If, after the exchange of eligible stock options, you would be left with a fractional restricted stock unit, we will round such fractional restricted stock unit to the nearest whole restricted stock unit (greater than or equal to 0.5 is rounded up to the nearest whole restricted stock unit and less than 0.5 is rounded down to the nearest whole restricted stock unit). Based on this rounding convention, you will not be able to surrender for exchange any otherwise eligible stock options that do not result in the exchange of at least 0.5 restricted stock units after the exchange (which would be rounded up to one whole restricted stock unit).
          Terms of Restricted Stock Unit Grants. If we accept the surrender of your eligible stock options for exchange, then those eligible stock options will, subsequent to the expiration of the Exchange Offer, be cancelled and replaced with restricted stock unit grants on the restricted stock unit grant date, which we expect to be the next business day following the expiration of the Exchange Offer. In addition, each restricted stock unit will have a new two-year vesting schedule. The eligible stock options surrendered for exchange will be cancelled, and all shares of common stock that were subject to the surrendered eligible stock options will again become available for future awards under the equity incentive plans under which they were issued, including for the grants of restricted stock units in the Exchange Offer.
          The total number of shares that may be issued pursuant to the restricted stock units granted in the Exchange Offer will depend on the rate of participation by eligible employees. Assuming all eligible stock options that were outstanding as of June 1, 2009 are surrendered in the Exchange Offer, a total of 139,657 restricted stock units would be granted in the exchange.
          The terms and conditions of your eligible stock options are set forth in the option agreements and the option plans under which they were granted.
          Participation in the Exchange Offer will not create any contractual or other right of the surrendering eligible employees to receive any future grants of stock options, restricted stock units or other stock-based compensation. The Exchange Offer does not change the “at-will” nature of an eligible employee’s employment with us or our subsidiary, and an eligible employee’s employment may be terminated by us, by our subsidiary or by the employee at any time, for any reason, with or without cause, subject to the requirements of local law and the terms of any employment agreement.

          NOTHING IN THE EXCHANGE OFFER SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF HASTINGS OR OUR SUBSIDIARY. THE TERMS OF YOUR EMPLOYMENT WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN EMPLOYED UNTIL THE RESTRICTED STOCK UNIT GRANT DATE OR THEREAFTER.
          Restricted stock units will be granted under the 2006 Plan. The following is a description of the principal features of the 2006 Plan that apply to restricted stock units. The description of the 2006 Plan is subject to, and qualified in its entirety by reference to, the actual provisions of the 2006 Plan. The 2006 Plan has been filed as Appendix A to our Proxy Statement on Schedule 14A, filed with the SEC on May 12, 2006, regarding our 2006 annual shareholders meeting. Upon request, we will provide you, without charge, with a copy of the 2006 Plan.
Summary of the 2006 Plan
          General. The purpose of the 2006 Plan is to enable us to attract and retain persons of outstanding competence and to provide incentives to employees, officers, directors and consultants, which will increase overall shareholders’ value.
          Shares Available under the 2006 Plan. Subject to adjustments described below, the maximum number of shares that may be issued for all purposes under the 2006 Plan is 500,000. Shares to be issued under the 2006 Plan may be authorized and unissued shares, issued shares that have been reacquired by Hastings (in the open-market or in private transactions) and that are being held in treasury, or a combination thereof.
          Eligibility. Awards under the 2006 Plan may be granted to officers, employees, directors, non-employee directors, consultants, advisors and independent contractors of Hastings or any of its subsidiaries.
          Types of Awards. Awards under the 2006 Plan may consist of restricted stock units, options, stock appreciation rights, restricted shares, performance awards and other awards.
          Restricted Stock Units. The Compensation Committee may grant restricted stock units to participants in the 2006 Plan. Restricted stock units may, among other things, be subject to restrictions on transferability, vesting requirements or other specified circumstances under which they may be forfeited. Restricted stock units shall entitle participants to receive one or more shares. Restricted stock units granted to employees shall vest and become exercisable over a period of time determined by the Board.
          Administration and Amendments to the Plan. The 2006 Plan will be administered and construed by the Compensation Committee. The 2006 Plan may be terminated, amended, modified or suspended without the consent of our shareholders, except that that no termination, amendment, modification or suspension (i) will be effective without the approval of the shareholders if such approval is required under applicable laws, rules and regulations, including the rules of the NASDAQ National Market System or the principal exchange on which the common stock is traded and (ii) shall materially and adversely alter or impair the rights of a participant in any award previously made under the 2006 Plan without the consent of the holder thereof.
          Transferability. No award granted under the 2006 Plan shall be transferable other than (i) pursuant to a beneficiary designation, (ii) by last will and testament or by the laws of descent and distribution or (iii) pursuant to a domestic relations order, as the case may be; provided, however, that the Compensation Committee may, subject to applicable laws, rules and regulations and such terms and conditions as it shall specify, permit the transfer of an award, for no consideration to a permitted transferee. Any award transferred to a permitted transferee shall be further transferable only by last will and testament or the laws of descent and distribution or, for no consideration, to another permitted transferee of the participant.
          Adjustments. The number and kind of shares that may be issued under the 2006 Plan may be equitably adjusted in the sole discretion of the Compensation Committee in the event of a stock split, reverse stock spit, stock dividend, recapitalization, reorganization, partial or complete liquidation, reclassification, merger, consolidation, separation, extraordinary cash dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase shares at a price substantially below fair market value, or any other corporate event or distribution of stock or property of Hastings affecting the shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2006 Plan. Additionally, upon the occurrence of any of the foregoing events, the number and kind of shares subject to any outstanding award and the exercise price per share (or the grant price per share, as the case may be), if any, under any outstanding award may be equitably adjusted (including by payment of cash to a participant) in the sole discretion of the Compensation Committee in order to preserve the benefits or potential benefits intended to be made available to participants. All adjustments shall be made by the Compensation Committee.
          Termination. If not previously terminated, the 2006 Plan expires by its terms on June 8, 2016.
Section 9. Information Concerning Us; Financial Information
          Information Concerning Us. Hastings is a leading multimedia entertainment retailer. We operate entertainment superstores that buy, sell, trade, and rent various home entertainment products, including books, music, software, periodicals, new and used CDs, DVDs, video games and videocassettes, video game consoles, and DVD players and consumables and boutique products such as apparel, t-shirts, action figures, posters, and greeting cards. As of March 31, 2009, we operated 153 stores in medium-sized markets located in 21 states, primarily in the Western and Midwestern United States. We also operate a multimedia entertainment e-commerce web site offering a broad selection of books, music, software, videocassettes, video games and DVDs. We operate one wholly-owned subsidiary, Hastings Internet, Inc.
          Financial Information. We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009, both of which are incorporated herein by reference. The selected consolidated statements of earnings data for the fiscal years ended January 31, 2009, and January 31, 2008, and the selected consolidated balance sheet data as of January 31, 2009, and January 31, 2008, are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009. The selected consolidated statements of earnings data for the fiscal quarters ended April 30, 2009, and April 30, 2008, and the selected consolidated balance sheet data as of April 30, 2009, are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.
Summary Consolidated Statements of Earnings and Balance Sheets (amounts in thousands, except per share data):

	Fiscal Year Ended		Three Months Ended
	January 31,		April 30,
	2009	2008	2009	2008
Consolidated Statements of Earnings:
Total revenues	$538,748	$547,685	$125,693	$131,936
Operating income	$9,276	$17,992	$3,086	$5,317
Income before income taxes	$7,508	$15,196	$2,809	$4,862
Net income	$4,059	$10,245	$1,702	$2,989
Net income per common share
Basic	$0.40	$0.95	$0.17	$0.29
Diluted	$0.39	$0.93	$0.17	$0.28
Weighted average shares outstanding
Basic	10,122	10,797	9,729	10,362
Diluted	10,324	11,055	9,758	10,658

	January 31,		April 30,
	2009	2008	2009
Consolidated Balance Sheet
Total current assets	$177,810	$190,022	$176,122
Total assets	$253,703	$260,221	$248,940
Total current liabilities	$102,437	$113,039	$104,398
Total liabilities	$151,667	$158,413	$145,219
Total shareholder’s equity	$102,036	$101,808	$103,721
          Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change. Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the period and the interest portion of rental expense.

	Fiscal Year	Fiscal Year	Fiscal Quarter
	Ended	Ended	Ended
	January 31,	January 31,	April 30,
	2009	2008	2009
Ratio of earnings to fixed charges	4.67	6.06	9.99
          Book Value Per Share. Our book value per share as of April 30, 2009, was $10.63.
          Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009, and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section 16, Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.
Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities
          The members of our Board of Directors and our executive officers, and their respective positions and offices as of June 1, 2009, are set forth in the following table (the address of each of the persons set forth below is 3601 Plains Boulevard, Amarillo, Texas 79102):

Name	Age	Position and Offices Held
John H. Marmaduke	61	Chairman of the Board, President, Chief Executive Officer and Director
Alan Van Ongevalle	41	Senior Vice President of Merchandising
Dan Crow	62	Vice President of Finance and Chief Financial Officer
Sue Dasse	55	Vice President of Stores
Kevin Ball	52	Vice President of Marketing
Phil McConnell	46	Vice President, Divisional Merchandise Manager
John Hintz	44	Vice President of Information Technology
Victor Fuentes	42	Vice President, Divisional Merchandise Manager
Jeffrey G. Shrader	58	Director
Daryl L. Lansdale	68	Director
Frank O. Marrs	64	Director
Ann S. Lieff	57	Director
Danny W. Gurr	51	Director
          As of June 1, 2009, our current executive officers and members of our Board of Directors as a group beneficially owned outstanding and vested options to purchase an aggregate of 569,769 shares of our common stock under our equity plans, which represented approximately 86% of the shares of common stock subject to all vested options outstanding under such plans as of that date. Non-executive members of our Board of Directors are not eligible to participate in the Exchange Offer. The following table shows the holdings of options to purchase our common stock as of June 1, 2009 by each director and each executive officer of Hastings.

	Aggregate Number of	Percentage of Total
	Stock Options	Outstanding Stock
Name	Beneficially Owned	Options
John H. Marmaduke	221,509	24%
Alan Van Ongevalle	146,835	16%
Dan Crow	141,665	15%
Sue Dasse	35,000	4%
Kevin Ball	37,500	4%
Phil McConnell	30,000	3%
John Hintz	48,800	5%
Victor Fuentes	57,833	6%
Jeffrey G. Shrader	33,722	4%
Daryl L. Lansdale	25,240	3%
Frank O. Marrs	22,710	2%
Ann S. Lieff	7,084	1%
Danny W. Gurr	15,120	2%
          Except as otherwise described in the Exchange Offer or in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, and other than outstanding stock options and other stock awards granted from time to time to our executive officers and directors under our option plans, neither we nor, to the best of our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. In addition, neither we nor, to the best of our knowledge, any of our executive officers or directors or any affiliates of ours were engaged in transactions involving stock options or our common stock during the 60 days before the commencement of the Exchange Offer.
Section 11. Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer
          Eligible stock options that we accept for exchange pursuant to the Exchange Offer will be cancelled as of the date on which restricted stock units are issued under the Exchange Offer, and all shares of common stock that were subject to such surrendered eligible stock options will again become available for future awards under the equity incentive plans under which they were granted, including for the grants of restricted stock units in the Exchange Offer.
          Under SFAS No. 123 (revised 2004) “Share-Based Payment,” the exchange of options under the Exchange Offer is treated as a modification of the existing eligible stock options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered eligible stock options and the incremental compensation cost of the replacement restricted stock units granted in the Exchange Offer, ratably over the vesting period of the replacement restricted stock units. The incremental compensation will be measured as the excess, if any, of the fair value of restricted stock units granted to employees in exchange for surrendered eligible stock options, measured as of the date the replacement restricted stock units are granted, over the fair value of the eligible stock options surrendered in exchange for the replacement restricted stock units, measured immediately prior to the cancellations. Compensation cost for restricted stock units forfeited due to employees not meeting the applicable service requirements will not be recognized.
          Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the Exchange Offer, we cannot predict the exact amount of any incremental compensation expense that may result from the Exchange Offer. We do not expect to recognize material incremental compensation expense for financial reporting purposes as a result of the Exchange Offer.

Section 12. Legal Matters; Regulatory Approvals
          We are not aware of any material pending or threatened legal actions or proceedings relating to the Exchange Offer. We are not aware of any margin requirements or antitrust laws applicable to the Exchange Offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of eligible stock options and issuance of restricted stock units as contemplated by the Exchange Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our restricted stock units as contemplated in the Exchange Offer. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek the required approval or take other required action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligation under the Exchange Offer to accept surrendered eligible stock options for exchange and to issue restricted stock units would be subject to obtaining any required governmental approval.
Section 13. Material U.S. Federal Income Tax Consequences
          The following is a summary of certain material United States federal income tax consequences of the Exchange Offer and of the restricted stock units to be granted. The discussion of United States federal income tax consequences is based on the United States Internal Revenue Code, its legislative history, treasury regulations promulgated thereunder and administrative and judicial interpretations as of the date of this Offer to Exchange, any of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances.
          You should consult your own tax advisor with respect to the federal, state and local tax consequences of participating in this Exchange Offer.
          United States Federal Income Tax Consequences of the Exchange. Although it is not completely clear, if you exchange eligible stock options for restricted stock units, we believe that you generally should not be required to recognize income for United States federal income tax purposes at the time of the exchange or on the grant date of the restricted stock units and that the exchange should be treated as a non-taxable exchange. However, the Internal Revenue Service is not precluded from adopting a contrary position.
          Please note that the tax treatment of restricted stock units differs from the tax treatment of options under United States federal tax law. As a result, if you participate in this Exchange Offer and are issued restricted stock units under the 2006 Plan, your tax liability could be higher than if you had kept your eligible stock options. So that you are able to compare the tax consequences of your eligible stock options and restricted stock units and understand the tax consequences of your restricted stock units, we have included the following summaries of the tax consequences of non-qualified stock options, incentive stock options and restricted stock units under United States federal tax law.
          United States Federal Income Tax Consequences of Non-Qualified Stock Options. If you are a United States taxpayer, under current law, you generally will not realize taxable income upon the grant or vesting of a non-qualified stock option. However, when you exercise the option, you will realize ordinary compensation income in an amount equal to the difference between the fair market value of the shares subject to the option on the date of exercise and the exercise price. You will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of ordinary compensation income taxable to you.
          The subsequent sale of the shares acquired pursuant to the exercise of a non-qualified stock option generally will give rise to taxable capital gain or loss. The amount of such gain or loss will equal the difference between (i) the sale price and (ii) the sum of the exercise price paid for the shares plus the ordinary compensation income recognized with respect to the exercise of the option. These capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.
          We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the exercise of a non-qualified stock option. We will require any such holder to make arrangements to satisfy this withholding obligation in the manner specified in the option agreement, which may include requiring you to deliver cash to us equal to the amount of the withholding obligation, prior to the delivery or transfer of any shares of our common stock.
          United States Federal Income Tax Consequences of Incentive Stock Options. If you are a United States taxpayer, under current law, you generally will not realize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option, although if the option holder is subject to the alternative minimum tax, the exercise of an incentive option will be treated essentially the same as the exercise of a non-qualified stock option for purposes of the alternative minimum tax. Except in the case of an option holder’s death or disability, if an option is permitted to be exercised more than three months after the option holder’s termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to non-qualified stock options.
          The tax consequences of a subsequent sale of the shares acquired pursuant to the exercise of an incentive stock option depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made more than two years after the date the incentive stock option was granted and more than one year after the date the incentive stock option was exercised. As a result of a qualifying disposition, the option holder will recognize a long-term capital gain or loss upon such disposition in an amount equal to the difference between the option exercise price and the amount realized upon such disposition.
          If the disposition is not qualifying, which we refer to as a “disqualifying disposition,” the option holder will generally recognize ordinary compensation income in the year of disposition in the amount equal to the excess (if any) of the fair market value of the option shares upon exercise (or, if less, the amount realized on the disposition of the shares) over the option exercise price. Any further gain (or loss) realized by the option holder generally will be taxed as a short-term or long-term capital gain or loss depending on how long the shares are held after exercise.
          If this offer is open for thirty (30) calendar days or more, incentive stock options held by employees who do not participate in the Exchange Offer will be considered to have been modified as of the date this offer commenced, which will be considered a new date of grant for purposes of determining whether the employee will receive favorable United States tax treatment with respect to the incentive stock options. As a result, if this Exchange Offer is open for thirty (30) calendar days or more in order to receive favorable United States tax treatment with respect to any such incentive stock option, you must not dispose of any shares acquired with respect to the incentive stock option until the passage of more than two years from the date this offer commenced (that is, more than two years from June 15, 2009) and more than one (1) year after the exercise of the option (even if you do not exchange your incentive stock options for new restricted stock units). If these holding periods (and all other incentive stock option requirements) are met, the excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain.
          United States Federal Income Tax Consequences of Restricted Stock Units. Restricted stock units granted under the Exchange Offer will be stock-settled restricted stock units. If you are a United States taxpayer, under current law, you generally will not realize taxable income upon the grant of a restricted stock unit. Instead, you will realize ordinary compensation income as the shares subject to the restricted stock unit vest and no longer can be forfeited. When the restricted stock unit vests, you will receive the vested shares, and the amount of ordinary compensation income you realize will equal the fair market value of the vested shares, less the amount, if any, you paid for such shares (although with regard to the shares issued pursuant to the restricted stock units, you will not have paid any amount for the shares). You will be subject to withholding of income and employment taxes at that time.
          The subsequent sale of the shares acquired upon vesting of a restricted stock unit generally will give rise to taxable capital gain or loss. The amount of such gain or loss will equal the difference between (i) the sale price and (ii) the ordinary compensation income recognized with respect to the shares underlying the restricted stock unit. These capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following vesting of the restricted stock unit.
          We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the vesting of a restricted stock unit. We will require the holder to make arrangements to satisfy this withholding obligation in the manner specified in the restricted stock unit agreement, which may include requiring you to deliver cash to us equal to the amount of the withholding obligation, prior to the delivery or transfer of any shares of our common stock.
          WE ENCOURAGE ALL ELIGIBLE EMPLOYEES WHO ARE CONSIDERING EXCHANGING THEIR ELIGIBLE STOCK OPTIONS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.
          CIRCULAR 230 DISCLAIMER. The following disclaimer is provided in accordance with Treasury Department Circular 230. You are hereby notified that (a) the summary above is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code, (b) the summary above was written to support the promotion or marketing (within the meaning of Circular 230) of the transaction(s) or matter(s) addressed by this communication, and (c) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
Section 14. Extension of the Exchange Offer; Termination; Amendment
          We may, from time to time, extend the period of time during which the Exchange Offer is open and delay accepting any eligible stock options surrendered to us by disseminating notice of the extension to eligible employees by public announcement, oral or written notice or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the Exchange Offer is extended, we will provide appropriate notice of the extension and the new expiration date no later than 6:00 a.m., Central Daylight Savings Time, on the next business day following the previously scheduled expiration date of the Exchange Offer, and the cancellation date and the restricted stock unit grant date will be similarly extended. For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight Central Daylight Savings Time.
          We also expressly reserve the right, in our reasonable judgment, prior to the expiration of the Exchange Offer, to terminate or amend the Exchange Offer upon the occurrence of any of the conditions specified in Section 6, Conditions of the Exchange Offer, by disseminating notice of the termination or amendment to eligible employees by public announcement, oral or written notice or otherwise as permitted by applicable law.
          Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6, Conditions of the Exchange Offer, has occurred or is deemed by us to have occurred, to amend the Exchange Offer in any respect prior to the expiration date of the Exchange Offer. Any notice of such amendment required pursuant to the Exchange Offer or applicable law will be disseminated promptly to eligible employees in a manner reasonably designed to inform eligible employees of such change and will be filed with the SEC as an amendment to the Schedule TO.
          If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, or if we waive a material condition of the Exchange Offer, we will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or exchange offer must remain open following material changes in the terms of or information concerning an exchange offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the changed terms or information.
          In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and, if the Exchange Offer is scheduled to expire within ten business days from the date we notify you, keep the Exchange Offer open for at least ten business days after the date of such notification:
          (a) We increase or decrease the amount of consideration offered for the eligible stock options; or
          (b) We increase or decrease the number of eligible stock options that may be surrendered in the Exchange Offer.

Section 15. Fees and Expenses
          We will not pay any fees or commissions to any broker, dealer or other person for soliciting the surrender of eligible stock options pursuant to the Exchange Offer. You will be responsible for any expenses incurred by you in connection with your election to participate in the Exchange Offer, including, but not limited to, mailing, faxing and telephone expenses, and any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with the Exchange Offer.
Section 16. Additional Information
          We have filed with the SEC a Schedule TO with respect to the Exchange Offer. This Offer to Exchange document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with (or in some cases “furnished” to) the SEC before making a decision on whether to surrender your eligible stock options for exchange:
          (a) Our Annual Report on Form 10-K for our fiscal year ended January 31, 2009, filed with the SEC on April 21, 2009;
          (b) Our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2009, filed with the SEC on June 2, 2009;
          (c) Our definitive Proxy Statement on Schedule 14A for our 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009, regarding our 2009 annual meeting of shareholders; and
          (d) The description of our common stock included in our Registration Statements on Form S-1, Form S-1/A and Form S-1/A, filed with the SEC on March 13, 1998, May 19, 1998 and June 3, 1998, respectively, including any amendments or reports filed for the purpose of updating such description.
          The SEC file number for our current and periodic reports is 000-24381. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at http://www.sec.gov or on our Investor Relations website at http://www.goHastings.com. These filings may also be examined, and copies may be obtained, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
          We also provide without charge to each person to whom a copy of this document is delivered, upon request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Stephanie Coggins, Manager of Outside Reporting, at 3601 Plains Boulevard, Amarillo, Texas 79102 or via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.
          The information relating to Hastings in this document should be read together with the information contained in the documents to which we have referred you.
Section 17. Miscellaneous
          We are not aware of any jurisdiction where the making of the Exchange Offer would not be in compliance with applicable law. If we become aware of any jurisdiction where the making of the Exchange Offer is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after making a good faith effort, we cannot comply with the applicable law, the Exchange Offer will not be made to, nor will surrenders be accepted from or on behalf of, eligible employees residing in such jurisdiction.
          This Offer to Exchange document and our SEC reports referred to above include forward-looking statements. These forward-looking statements involve risks and uncertainties, including those described in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, that could cause actual results to differ materially from those expressed in the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 2009 BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER.
          WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE STOCK OPTIONS IN THE EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.
Hastings Entertainment, Inc.
June 15, 2009